UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 2)

GOLDEN TELECOM, INC.

(Name of Subject Company)

GOLDEN TELECOM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Ilya Smirnov

General Counsel

Representation Office of Golden Teleservices, Inc.

1 Kozhevnichesky Proezd

Moscow, Russia 115114

(011-7-495) 797-9300

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Patricia Moran Ann Beth Stebbins Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 (212) 735-3000	William Greason Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 (212) 408-5527

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on January 18, 2008, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2008 (the “Schedule 14D-9”), by Golden Telecom, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the offer by Lillian Acquisition, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of VimpelCom Finance B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Parent”), to purchase, at a price of $105.00 per share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), any and all outstanding shares of Common Stock on the terms and subject to the conditions specified in the offer to purchase dated January 18, 2008, filed as an exhibit to the Schedule TO filed by Parent, Merger Sub and Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) with the SEC on January 18, 2008 (the “Schedule TO”), as amended by Amendments No. 1, 2 and 3 thereto filed with the SEC on January 28, 2008, February 6, 2008 and February 8, 2008, respectively (the “Offer to Purchase”) and related letter of transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 2(b), fourth paragraph, and Item 8(b) of the Schedule 14D-9 are hereby amended and supplemented as follows:

On February 8, 2008, VimpelCom executed a definitive facility agreement in connection with the Bank Facilities, a copy of which is filed as Exhibit (b)(4) to the Schedule TO.

Item 8(f) of the Schedule 14D-9 is hereby amended and supplemented as follows:

The Antimonopoly Committee of Uzbekistan has approved the acquisition of the Company and consequent indirect acquisition of certain affiliates of the Company in Uzbekistan pursuant to the Offer, but, as of the date hereof, has not approved the subsequent merger of the Company and Merger Sub (“Uzbekistan Merger Approval”).

As of the date hereof, the Agency for the Protection of Competition of the Republic of Kazakhstan has not approved the acquisition of the Company and consequent indirect acquisition of certain affiliates of the Company in Kazakhstan pursuant to the Offer (“Kazakhstan Offer Approval”) or the subsequent merger of the Company and Merger Sub (“Kazakhstan Merger Approval”).

In Amendment No. 3 to the Schedule TO, Merger Sub disclosed that Merger Sub and Parent have waived the Other Regulatory Approvals Condition to the Offer in respect of the receipt of the Kazakhstan Merger Approval and the Uzbekistan Merger Approval. Merger Sub and Parent have not waived receipt of the Kazakhstan Offer Approval as a condition of the Offer.

Item 2(b), sixth paragraph, of the Schedule 14D-9 is hereby amended and supplemented as follows:

Under the terms of the Merger Agreement, Merger Sub is required to extend the Offer through the “Financing Documentation Deadline,” which is February 28, 2008, and is not required to accept for payment or pay for tendered shares until February 28, 2008. In the event that all of the conditions to the Offer are satisfied or waived as of the initial expiration date of 12:00 midnight, New York City time, on February 15, 2008 (or any scheduled expiration date after such initial expiration date but prior to February 28, 2008) and Merger Sub does not elect to extend the Offer and is prepared to accept for payment and pay for all shares of Common Stock tendered (and not withdrawn) pursuant to the Offer, the Company intends to waive the requirement under the Merger Agreement that Merger Sub extend the Offer through February 28, 2008. Upon such waiver (assuming the satisfaction or waiver of the conditions to the Offer), Merger Sub may accept for payment and pay for all of the shares of Common Stock tendered (and not withdrawn) pursuant to the Offer.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 18, 2008, as amended by Amendments No. 1, 2 and 3 filed with the SEC on January 28, 2008, February 6, 2008 and February 8, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Summary Advertisement, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(D)	Joint Press Release issued by the Company and VimpelCom, dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(1)(E)*	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008.

(a)(1)(F)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(1)(G)	Guidelines for the Certificate of Tax Identification Number on Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(H)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(I)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(J)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)*	Opinion of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007 (attached hereto as Annex I).

(e)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(e)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(e)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(e)(4)*	Confidential Disclosure Agreement, between VimpelCom and the Company, dated February 7, 2007.

(e)(5)*	Confidentiality Agreement between VimpelCom and the Company, dated October 15, 2007.

(e)(6)	Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Golden Telecom, Inc. with the SEC on December 21, 2007).

(e)(7)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(8)	Security Agreement, between the Company and Merger Sub, dated December 21, 2007 (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(9)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

Exhibit No.	Description
(g)	None.

Annex I*	Opinion of Credit Suisse Securities (USA) LLC, dated December 20, 2007

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

GOLDEN TELECOM, INC

By:	/s/ Ilya Smirnov
Name:	Ilya Smirnov
Title:	General Counsel

Dated: February 8, 2008

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